UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of October 2014

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Selected as Cellular Modem Provider for Itron’s Innovative OpenWay® Smart Grid Solution

Sierra Wireless to provide 2G, 3G, and 4G LTE AirPrime® modules to connect Itron smart meters in worldwide deployments, providing real-time information to help utilities and their customers manage energy usage

VANCOUVER, British Columbia--(BUSINESS WIRE)--October 16, 2014--Sierra Wireless (NASDAQ:SWIR) (TSX:SW) today announced that Itron has selected Sierra Wireless’s AirPrime® 2G, 3G, and 4G LTE cellular modules for Itron’s OpenWay® smart grid solutions worldwide.

Itron and Sierra Wireless have collaborated to serve joint customers in the energy industry for several years. In selecting Sierra Wireless as a modem provider for its OpenWay solution, Itron considered Sierra Wireless’s leadership in 4G LTE, its strong relationships with mobile network operators worldwide, and its ability to provide broad global support with pre-certified modules for multiple markets around the world.

“Our strong history with Sierra Wireless, the company’s global reach, and its experience in providing wireless solutions for the energy industry, have made this collaboration the logical choice to provide the highest level of service to our North American and international customers,” said Jeff Carkhuff, Vice President of Global Solutions Marketing at Itron.

“Itron’s OpenWay smart grid solution offers a great example of how cellular connectivity to the meter can provide benefits for individuals and businesses worldwide,” said Dan Schieler, Senior Vice President, OEM Solutions for Sierra Wireless. “By enabling utilities and their customers to monitor energy usage in real time, it can assist in balancing energy demands, quickly identifying inefficiencies and reducing costs. We look forward to continuing our close collaboration with Itron – a global leader in metering.”

Sierra Wireless AirPrime embedded wireless modules

Sierra Wireless AirPrime modules make it simple for M2M solution providers to develop applications that are scalable and secure. AirPrime Smart modules are supported by fully integrated software and cloud-based services to reduce deployment costs and accelerate application development. AirPrime Essential modules are ideal for M2M solutions that require easy integration and upgrade paths across a wide range of air interfaces. For more information, please visit www.sierrawireless.com/AirPrime.

Sierra Wireless solutions for energy

Sierra Wireless has more than a decade of experience in wireless data communications for utilities and energy infrastructure, providing secure, end-to-end cellular connectivity solutions that help customers increase operating efficiency and monitor consumption levels in real time. For more information about Sierra Wireless solutions for the energy market, please visit www.sierrawireless.com/energy.

To contact the Sierra Wireless Sales Desk, call +1 (604) 232-1488 or visit http://www.sierrawireless.com/sales. Also, please visit www.itron.com for more information about Itron’s OpenWay smart grid solution.

Note to editors:

To view and download images of Sierra Wireless products, please visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the global leader in machine-to-machine (M2M) devices and cloud services, delivering intelligent wireless solutions that simplify the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure M2M cloud services. Customers worldwide, including OEMs, enterprises, and mobile network operators, trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 900 employees globally and has R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

“AirPrime” is a trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Sharlene Myers, +1-604-232-1445
smyers@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	October 16, 2014